

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 9, 2008

Mr. William A. Johnson
Principal Executive Officer
Decorator Industries, Inc.
10011 Pines Blvd. Suite #201
Pembroke Pines, Florida 33024

   Re: **Decorator Industries, Inc.**
      Form 10-K for Fiscal Year Ended December 29, 2007
      Filed March 27, 2008
      File No. 1-07753

Dear Mr. Johnson:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Tia Jenkins
         Senior Assistant Chief Accountant
         Office of Beverages, Apparel and
         Healthcare Services